Room 4561

December 21, 2006

Mr. Neal L. Patterson
Chief Executive Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re: Cerner Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K Filed on February 2, 2006**
> **Form 8-K Filed on April 30, 2006**
> **File No. 000-15386**

Dear Mr. Patterson:

We have reviewed your response to our letter dated November 9, 2006 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005
Prior Comment numbers 1 and 8

1.   We note your responses to prior comments numbers 1 and 8 relating to your SAB 99 analysis of uncorrected misstatements. We note that in your responses and prior responses that the Company has been unable to conclude whether certain uncorrected misstatements were quantitatively material. It appears from your responses and related attachments (A through C) that certain uncorrected

misstatements, either individually, or in the aggregate, are clearly quantitatively material. Explain why the Company can not <u>conclude</u> whether the impact of uncorrected misstatements on quarterly and annual financial statements are not quantitatively material.   Further explain how you considered the impact of uncorrected misstatements on your quarterly financial statements and provide us with your SAB 99 analysis that supports the Company's conclusions regarding the materiality of these misstatements.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief